Corporate Communications                         Exhibit 99.1
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CNH Industrial: periodic report on the buy-back program

London, March 14, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that, under the common share buy-back program currently in place, the Company has completed the transactions reported in aggregate as follows:

Date	Number of common shares purchased	Average price per share including fees	Consideration excluding fees	Consideration (*) excluding fees
		(€)	(€)	($)
March 4, 2022	1,000,000	12.4314	12,431,400.00	13,586,277.06
March 7, 2022	500,000	11.9663	5,983,150.00	6,518,641.93
Total	1,500,000	-	18,414,550.00	20,104,918.99
(*) All translations determined from Euro to US Dollar at the exchange rate reported by the European Central Bank on the date of each purchase.

As of March 14, 2022, the Company held 9,823,196 common shares, net of the common shares already delivered to fulfill its obligations arising from equity incentive plans.

Details of the transactions described in the table above, including the regulated markets where the purchases were made, are available on the Company’s corporate website under the Buy-Back Program section at the following address: bit.ly/CNHI_Buyback

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA

Corporate Communications                         Exhibit 99.1
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CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 35,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations
Email: mediarelations@cnhind.com

Investor Relations
Email: investor.relations@cnhind.com